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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

October 15, 2013

Re:	Qunar Cayman Islands Limited
Registration Statement on Form F-1
Amendment No. 1 to Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom

Mr. Robert Babula

Mr. Andrew Mew

Mr. Dietrich King

Ms. Jacqueline Kaufman

Dear Ms. Ransom, Mr. Babula, Mr. Mew, Mr. King and Ms. Kaufman:

On behalf of our client, Qunar Cayman Islands Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are filing Amendment No. 2 to the Company’s revised Registration Statement on Form F-1 ( “Amendment No. 2”) as well as the related exhibits to the Securities and Exchange Commission (the “Commission”). Amendment No. 2 has been marked to show changes made to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on October 2, 2013 ( “Amendment No. 1”). On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to all of the Staff’s comments contained in the Staff’s letter dated October 11, 2013 (the “October 11 Comment Letter”) by revising Amendment No. 1 to address the comments, by providing an explanation if the Company has not so revised Amendment No. 1, or by providing supplemental information as requested. Set forth below are the Company’s responses to the comments contained in the October 11 Comment Letter.

Securities and Exchange Commission	2	October 15, 2013

The Staff’s comments are repeated below, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2 where the language addressing a particular comment appears.

Pre-effective Amendment No. 1 to Registration Statement on Form F-1

History and Corporate Structure, page 64

Cooperation with Baidu on New Travel Platform, page 66

1.	Please describe the termination provisions of the Zhixin Cooperation Agreement.

In response to the Staff’s comment, the Company has included the requested disclosure.

Underwriting, page 188

Private Placement, page 189

2.	We note the concurrent private offering you reference on pages 7 and 189 of the prospectus. Please provide us with your analysis as to why the private placement should not be integrated with the registered transaction. Please refer to Securities Act Release 33-8828 and Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations for additional guidance, which can be found at our website.

In accordance with the interpretive guidance provided by the Commission in Release No. 33-8828 (the “Release”), the Company believes that the private placement of US$5 million worth of the Company’s Class B ordinary shares at the initial public offering price (the “Private Placement”) should not be integrated into its current public offering based on the analysis below.

The guidance in the Release provides that the integration analysis should address whether the private offering is exempt under Section 4(2) of the Securities Act on its own, including whether the securities were offered and sold to the private placement investors through the means of a general solicitation by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption. Applying the guidance in the Release, the Commission provides several examples of situations in which a private placement can be conducted in accordance with Section 4(2) after a registration statement for a separate public offering is on file. The Release states, “ . . . if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.”

Securities and Exchange Commission	3	October 15, 2013

In the Company’s case, the private placement investor, Jaguarundi Partners, LLC (the “Private Placement Investor”) was not identified or contacted through the marketing of the public offering and did not independently contact the issuer as a result of the general solicitation by means of the Registration Statement. Instead, the Private Placement Investor had a substantive, pre-existing relationship with the Company that dated back to April 2012 when the Private Placement Investor first met with the Company to discuss the online travel industry in China and a potential investment in the Company by the Potential Placement Investor, which demonstrated that the Private Placement Investor became interested in the concurrent private placement through means other than the Registration Statement. Further, the terms and conditions of the Private Investment were negotiated at arms-length between the Company and the Private Placement Investor, and the subscription agreement of Private Investment was executed, prior to the public filing of the Registration Statement.

Based on the foregoing and consistent with the Release, the Company believes that the Private Placement qualified as an exempt transaction under Section 4(2) on its own and therefore should not be integrated with the Company’s registered transaction.

Exhibit 99.2 Opinion of TransAsia Lawyers regarding certain PRC law matters

3.	We note your responses to comments 4 - 7 in our letter dated September 30, 2013. It appears that the legal opinion of TransAsia Lawyers that you filed with your F-1 does not incorporate the changes that you discussed in your supplemental response. Please file a revised legal opinion addressing comments 4 - 7 in our letter dated September 30, 2013.

In response to the Staff’s comment, the Company has filed a revised legal opinion of TranAsia Lawyers as Exhibit 99.2 to Amendment No.2.

20. Events (unaudited) subsequent to the date of the report of the independent registered public accounting firm, page F-45

4.	Refer to the two option grants approved by the board of directors on September 22, 2013. Tell us and disclose how you estimated the fair value of your ordinary shares for these option grants which is used to determine the fair value of your awards. We assume you are using the estimated offering price as leading indicator of the value of your stock for these option grants. If our assumption is not correct, please advise us and disclose in detail why the estimated offering price was not used. Also, please update your disclosure within critical accounting policies for these option grants. Specifically, please update the option grant table within your share-based compensation disclosures. In this regard, update your disclosure to reconcile the change in fair value of your ordinary shares from April 1, 2013 to September 22, 2013.

Securities and Exchange Commission	4	October 15, 2013

The Company respectfully advises the Staff that its board of directors approved the plan to issue two tranches of option to Mr. Chenchao (CC) Zhuang on September 22, 2013, which grant was effective on October 1, 2013.

The Company further advises the Staff that the fair value of its ordinary shares underlying these option grant will be determined based on the per share offering price of the proposed initial public offering. The Company will complete the disclosure relating to such fair value, including the reconciliation of change in fair value from July 1, 2013 to October 1, 2013, when the price range of the proposed initial public offering is available.

In response to the Staff’s comment, the Company has included the requested disclosure on pages 88 through 91.

5.	Please update your prospectus summary to disclose the September 22, 2013 option grants and the anticipated fourth quarter charge you will recognize related to these grants.

The Company respectfully advises the Staff that it believes that it is not appropriate to disclose the impact of the September 22, 2013 option grants on its fourth quarter financial results in the prospectus summary, which presents only a limited amount of key information about the Company and the offering. The Company has included disclosure of the expected impact of the September 22, 2013 option grants on its fourth quarter financial results in the section headed “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 89, which the Company believes will give investors a full disclosure about the Company’s accounting treatment of share-based compensation expenses and the relevant expected impact. As responded to Comment 4, because the Company will use the per share offering price of the proposed initial public offering to determine the fair value of its ordinary shares underlying the September 22 option grants, it will make quantitative disclosure of the financial impact in the subsequent filings when such offering price information is available.

6.	Explain to us what consideration you gave for the exclusive right to use the Cooperation Platform provided to you by Baidu under the Cooperation Agreement. We assume the consideration given were the “Baidu Warrants” you reference in your disclosure. If our assumption is not correct, then clarify for us what consideration was given for the exclusive use of the Cooperation Platform. Further, citing for us the accounting literature you relied on tell us and disclose how you will account for 1) the consideration given, 2) the future issuance and exercise of the warrants, and 3) the revenue that Baidu receives representing the excess of the disclosed agreed upon benchmark threshold. Lastly, please disclose any other anticipated upfront or deferred costs associated in addition to the consideration given.

The Company respectfully advises the Staff that the consideration to be given for the exclusive right to use the Cooperation Platform provided by Baidu under the Cooperation Agreement is the “Baidu Warrants”. In addition, as disclosed on page F-46, Baidu Inc. will be entitled to 76% of the revenue generated in excess of the benchmark revenue of RMB 1,910 million.

Securities and Exchange Commission	5	October 15, 2013

As disclosed on page 66, the Company believes that the Cooperation Platform will attract more users and generate more searches by providing more prompt and relevant travel information for end users in a user friendly fashion, which will further enhance the Company’s brand name and solidify the Company’s market position as the leading search-based commerce platform in China. The Company considered ASC 605-45-45, Revenue Recognition- Principal Agent Considerations-Other Presentation Matters, and concluded that the Company is the principal of the revenue arrangements between the Company and its customers. Specifically, the Company is responsible for fulfillment, including the acceptability of the services contracted by the customer while Baidu Inc. is a service provider to the Company and assists the Company to acquire more end users using its vast end user base and technology. Thus the contingent cash consideration payable to Baidu Inc. is part of the overall consideration to receive services from Baidu Inc.

The Company respectfully advises the Staff that the arrangements with Baidu Inc. with respect to the Cooperation Agreement constitute both a share-based payment award within the scope of ASC 505-50, Equity- Equity-Based Payments to Non-Employees and a non-share-based payment that will be accounted for following ASC 450, Liabilities- Contingencies. In accordance with SAB Topic 14.A, the Company applies the guidance in ASC 718, Compensation—Stock Compensation, by analogy to this transaction unless other authoritative accounting literature more clearly addresses the appropriate accounting, or the application of the guidance in ASC 718 would be inconsistent with the terms of the instrument to be issued to Baidu Inc.

Given that the Baidu Warrants can be settled for cash at the option of the holder, ASC 505-50-25-10 requires the award to be accounted for as a liability award. As Baidu Inc. is the controlling shareholder of the Company, the transaction is between two entities under common control and the measurement model of the compensation cost for a reporting period is to use the fair value of the service as the services are being provided, which is consistent with the requirements of ASC 505-50-30. This measurement model also best reflects the economic substance of the transaction had the services been provided by an independent third party. In addition, this accounting treatment is in line with SAB Topic 1.B, which requires a registrant to reflect all costs of doing business in its financial statements.

The Company accounts for the liability associated with the Cooperation Agreement as described below. Any difference between the fair value of the service and the change in the liability amount for each reporting period is recorded as a deemed dividend by the Company or a deemed contribution by Baidu Inc. as the case may be. In addition to the value of the Baidu warrants, the Company will also recognize the cost of the contingent additional cash payments over the requisite service period when it becomes probable that the Company will exceed the benchmark revenues.

Based on ASC 718-30-35-1, the fair value of the liability for the Baidu Warrants is remeasured at the end of each reporting period. The percentage of the fair value that is accrued at each reporting date, as stipulated in ASC 718-30-35-2, equals the percentage of the requisite service that has been rendered at that date. Since ASC 450 does not provide any guidance regarding attribution, the Company believes that the attribution guidance governing the Baidu warrants should also be applied to the contingent additional cash payment. However, such amount will be estimated based on the guidance in ASC 450 Liabilities- Contingencies instead of the fair value model guidance in ASC 505-50.

Securities and Exchange Commission	6	October 15, 2013

ASC 505-50 also provides that the Baidu Warrants will no longer be subject to share-based payment accounting when the services are completed. They will then be subject to ASC 480, Distinguishing Liabilities from Equity. As Baidu Warrants can be settled in cash at the option of the holder, the Baidu Warrants will still be considered a liability under ASC 480-10-25-8. The Baidu Warrants will be measured subsequently at fair value with changes in fair value recognized in earnings under ASC 480-10-35-5 until the exercise date. Upon the exercise of the Baidu Warrants in exchange for the ordinary shares of the Company, the Baidu Warrants will be remeasured with changes in fair value recognized in earnings immediately before the liability is reclassified into equity. Upon the exercise of the Baidu Warrants in exchange for cash, the liability will be extinguished when the payment is made under ASC 405-20-40, Liabilities-Extinguishments of Liabilities-Derecognition. Similarly, the contingent cash consideration payable to Baidu Inc. when the revenue generated exceeds the contracted threshold is extinguished when the payment is made.

The Company hereby confirms with the Staff that there are no other anticipated upfront or deferred costs associated in addition to the consideration given.

In response to the Staff’s comments, the Company has revised page 92 to disclose the accounting treatment in relation to the Cooperation Agreement.

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Securities and Exchange Commission	7	October 15, 2013

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361(liang.tao@davispolk.com), or Raymond Wong of Ernst & Young Hua Ming LLP at +86-10-5815-2823 (raymond.wong@cn.ey.com).

Thank you for your time and attention.

Yours sincerely, /s/ Li He
Li He

cc:	Mr. Chenchao (CC) Zhuang, Chief Executive Officer Mr. Sam Hanhui Sun, Chief Financial Officer Qunar Cayman Islands Limited

Mr. Raymond Wong, Partner Ernst & Young Hua Ming LLP

Leiming Chen, Esq., Partner Simpson Thacher & Bartlett LLP